BANK OF AMERICA CORPORATION             Filed Pursuant to Rule   424 (b)(2)
                                              Registration No.    333-51367
Pricing Supplement No. 238
(To Prospectus dated May 21, 1998 and
Prospectus Supplement dated November 16, 1998)

Senior Medium-Term Notes, Series H
Due Nine Months or More From Date of Issue

        S&P 500 MARKET INDEXED LINKED EQUITY SECURITIES DUE NOVEMBER 2004
               (LINKED TO THE PERFORMANCE OF THE S&P 500 INDEX)



Aggregate Principal Amount:                    $ 10,000,000

Aggregate Issue Price:         100%            $ 10,000,000

Commission or Discount:          0%            $          0

Proceeds to Corporation:       100%            $ 10,000,000

Securities
  Offered: S&P 500 Market Indexed Linked Equity Securities, due November 2004 (the "Notes"). The Notes are a series of Debt Securities issued under the terms of the Senior Indenture described in the Prospectus and are Senior Debt Securities of Bank of America Corporation.

Agent:           Banc of America Securities LLC, as Agent.

Cusip #:         06050MAF4

Form:            Book-entry only.

Pricing Date:    November 12, 1999.

Settlement Date: November 19, 1999.

Valuation Dates: February 12, 2003, May 12, 2003, August 12, 2003, November 12,
                 2003, February 12, 2004, May 12, 2004, August 12, 2004 and
                 November 12, 2004, each subject to adjustment upon the occurrence of certain Non-Trading Days. See "Description of the Notes -- Market Disruption."

Maturity Date:   November 19, 2004.

Minimum
 Denominations:  $250,000 and integral multiples of $100,000 in excess thereof.

Interest
 Payments:       There are no periodic payments of interest on the Notes prior to maturity.

Participation
 Rate:           87%.

Supplemental
  Redemption
  Amount: The Participation Rate multiplied by the product of (1) the principal amount of the Note and (2) a fraction the numerator of which is the Ending S&P Index Value minus the Starting S&P Index Value and the denominator of which is the Starting S&P Index Value. However, in no event shall the Supplemental Redemption Amount be less than zero.

Underlying Index:The S&P 500 Composite Stock Price Index, as published by
                 Standard & Poor's (the "S&P 500 Index").

S&P Index Value: The level of the S&P 500 Index, or any Successor Index (as defined herein), as of the regular official weekday close of trading on the applicable day.

Starting S&P
 Index Value:    1396.06.

Ending S&P
 Index Value:    The arithmetic mean of the S&P Index Values on each of the
                 Valuation Dates.

Total Repayment: On the Maturity Date, holders of the Notes will receive the principal amount of the Notes plus the Supplemental Redemption Amount, if any. See "Description of the Notes Total Repayment."

May the Notes be
redeemed by the
orporation prior
to maturity?     No.

May the Notes be
repaid prior to
maturity at the
option of the
holder?          No.

Listing:         None.

Calculation
 Agent:          Banc of America Securities LLC

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page 3 of this Pricing Supplement.

"Standard & Poor's(Registered Mark) ", "S&P(Registered Mark) ", "S&P 500(Regis-tered Mark)", "Standard and Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Bank of America Corporation (the "Corporation"). The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Notes.


                        RISK FACTORS

    As described in more detail below, the market price of the securities may vary considerably prior to maturity due, among other things, to fluctuations in the level of the S&P 500 Index, interest rate levels and other events that are difficult to predict and beyond our control. Prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering with their advisors the suitability of an investment in the Notes in light of their particular circumstances.

    The Supplemental Redemption Amount May Be Zero.  The
Supplemental Redemption Amount is based on the Ending S&P Index
Value.  If the Ending S&P Index Value does not exceed the
Starting S&P Index Value, then you will receive only the principal amount of the Notes.

    Yield on the Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity. You will receive no periodic payments of interest on the Notes. Your yield will be based solely on the extent to which the Ending S&P Index Value exceeds the Starting S&P Index Value. Therefore, your yield may be less than the yield you would earn if you bought a more conventional standard senior debt security of the Corporation with the same maturity date.

    Factors Affecting The Trading Value Of The Notes. The market value of the Notes will be affected by the level of the S&P 500 Index, the level of interest rates generally and a number of other factors, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor.

         S&P 500 Index. The market value of the Notes will depend substantially on the level of the S&P 500 Index or any Successor Index. The S&P 500 Index, or any similar index, will be influenced by the operational results, creditworthiness and dividend rates, if any, of the companies represented by the component stocks of that Index, and by complex and interrelated political, economic, financial and other factors that affect the capital markets generally, the markets on which the component stocks of that index are traded and the market segments of which the companies represented by the component stocks of that index are a part. See "S&P 500 Index." It is impossible to predict whether or to what extent the level of the S&P 500 Index will rise or fall.

         Volatility Of The S&P 500 Index. Volatility is the term used to describe the size and frequency of market fluctuations. Volatility of the level of the S&P 500 Index may affect the market value of the Notes. If you choose to sell your Notes prior to maturity, you may receive less than 100% of the principal amount per Note.

              Interest Rates. We expect that the market value of the Notes will be affected by changes in interest rates generally.

              Dividends. We expect that the market value of the Notes will be affected by changes in the dividend rates of the component stocks of the S&P 500 Index.

              The Corporation's Credit Ratings. Real or anticipated changes in our credit ratings may affect the market value of the Notes.

         No Stockholder's Rights. Holders of the Notes will not be entitled to any rights with respect to any of the component stocks of the S&P 500 Index (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

    Hedging Activities. Certain hedging activities by us or one or more of our affiliates may affect the level of the S&P 500 Index and, accordingly, increase or decrease the value of the Notes. In addition, we and/or one or more of our affiliates may purchase or otherwise acquire a long or short position in the Notes, and we may hold and/or one of our affiliates may hold or resell the Notes. Although we have no reason to believe that any such activity will have a material impact on the level of the S&P 500 Index, there can be no assurance that these activities will not affect such level.

    Potential Conflicts. While the Notes are outstanding, certain conflicts of interest may arise regarding our wholly owned subsidiary, Banc of America Securities LLC ("BAS"), which will act as the Calculation Agent. As Calculation Agent, BAS will calculate, or otherwise determine, the S&P 500 Index Values, whether a Market Disruption Event has occurred and ultimately the Ending S&P Index Value and the Supplemental Redemption Amount.
In addition, BAS and its affiliates may at various times purchase and sell and engage in other transactions involving the Notes and the stocks underlying the S&P 500 Index for their proprietary accounts and for other accounts under their management. These transactions may influence the value of the Notes and such stocks and therefore the value of the Notes and S&P 500 Index. Affiliates of BAS will also be the counterparties to the hedge of our obligations under the Notes.

    Possible Illiquidity Of The Secondary Market. The Notes will not be listed on any exchange, and it is not possible to predict how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. Although BAS intends under ordinary market conditions to indicate prices on the Notes on request, there can be no assurance at which price such a bid would be made.

    State Law Limits On Interest Paid. New York State laws govern the Senior Indenture, as hereinafter defined. New York usury laws limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested. While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes and to the extent permitted by law, we will not voluntarily claim the benefits of any laws concerning usurious rates of interest.

    You should also carefully consider the tax consequences of investing in the Notes. You should refer to "Certain United
States Federal Income Tax Considerations" below.

                         S&P 500 INDEX

    All disclosure contained in this Pricing Supplement regarding the S&P 500 Index, including, its make-up, method of calculation and changes in its components, is derived from publicly available information prepared by S&P. Neither we nor BAS takes any responsibility for the accuracy or completeness of such information.

    The S&P 500 Index is published by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"), and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The "Market Value" of any Component Stock is the product of the market price per share and the number of then outstanding shares of such Component Stock. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange ("NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely held and the Market Value and trading activity of the common stock of that company.

    The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index's base period of 1941-43 (the "Base Period"). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

    The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period value of the S&P 500 Index. The Index Divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("Index Maintenance"). Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

    To prevent the value of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500 Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the value of the S&P 500 Index remains constant. This helps maintain the value of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require Index Divisor adjustments.

    The table below summarizes the types of S&P 500 Index
Maintenance adjustments and indicates whether or not an Index
Divisor adjustment is required.


   Type of Corporate          Adjustment Factor              Divisor
         Action                                             Adjustment
                                                             Required
   -----------------         ------------------            -------------
Stock split             Shares Outstanding multiplied
(i.e. 2x1)              by 2; Stock Price divided by 2          No

Share issuance          Shares Outstanding plus newly
(i.e. Change >5%)       issued Shares                           Yes

Share                   Shares Outstanding minus Repurchased
repurchase              Shares                                  Yes
(i.e. Change >5%)

Special cash            Share Price minus Special Dividend      Yes
dividends Share

Company change          Add new company Market Value minus old
                        Company Market Value                    Yes

Rights offering         Price of parent company minus Price of
                        Rights divided by Right Ratio           Yes

Spin-Offs               Price of parent company minus Price of
                        Spin-Off Co. divided by Share Exchange
                        Ratio                                   Yes


    Stock splits and stock dividends do not affect the Index Divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

    Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500 Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increased or decreased) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:


   Post-Event Aggregate Market Value
           New Divisor       =             Pre-Event Index Value x
                                       Post-Event Aggregate Market Value
                                      ----------------------------------
           New Divisor       =              Pre-Event Index Value



      A large part of the S&P Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday shortly prior to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

Historical Data On The S&P 500 Index

    The following table sets forth the closing values of the S&P 500 Index on the last business day of each year from 1947 through 1988, as published by S&P. You should not consider the historical experience of the S&P 500 Index to be an indication of future performance. We cannot guarantee that the value of the S&P 500 Index will not decline and thereby reduce the Supplemental Redemption Amount that may be payable to you at maturity or otherwise.

               YEAR-END VALUE OF THE S&P 500 INDEX

Year  Closing  Year  Closing  Year  Closing  Year  Closing  Year   Closing
       Value          Value          Value          Value           Value

1947   15.30   1956   46.67   1965   92.43   1974   68.56   1983   164.93

1948   15.20   1957   39.99   1966   80.33   1975   90.19   1984   167.24

1949   16.79   1958   55.21   1967   96.47   1976  107.46   1985   211.28

1950   20.43   1959   59.89   1968  103.86   1977   95.10   1986   242.17

1951   23.77   1960   58.11   1969   92.06   1978   96.11   1987   247.08

1952   26.57   1961   71.55   1970   92.15   1979  107.94   1988   277.72

1953   24.81   1962   63.10   1971  102.09   1980  135.76

1954   35.98   1963   75.02   1972  118.05   1981  122.55

1955   45.48   1964   84.75   1973   97.55   1982  140.64





    The following table sets forth the level of the S&P 500
Index at the end of each month from January 1989 through October 1999. You should not consider the historical data on the S&P 500 Index to be necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

 Month-End            Closing        Month-End           Closing
                       Level                              Level
 ----------          ---------       ----------         ---------

1989:                                  1990:

January                297.47         January            329.08
February               288.86         February           331.89
March                  294.87         March              339.94
April                  309.64         April              330.80
May                    320.52         May                361.23
June                   317.98         June               358.02
July                   346.08         July               356.15
August                 351.45         August             322.56
September              349.15         September          306.05
October                340.36         October            304.00
November               345.99         November           322.22
December               353.40         December           330.22


1991:                                   1992:

January                343.93         January            408.79
February               367.07         February           412.70
March                  375.22         March              403.69
April                  375.34         April              414.95
May                    389.83         May                415.35
June                   371.16         June               408.14
July                   387.81         July               424.22
August                 395.43         August             414.03
September              387.86         September          417.80
October                392.45         October            418.68
November               375.22         November           431.35
December               417.09         December           435.71


1993:                                   1994:

January                438.78         January            481.61
February               443.38         February           467.14
March                  451.67         March              445.77
April                  440.19         April              450.91
May                    450.19         May                456.51
June                   450.53         June               444.27
July                   448.13         July               458.26
August                 463.56         August             475.50
September              458.93         September          462.71
October                467.83         October            472.35
November               461.79         November           453.69
December               466.45         December           459.27

1995:                                    1996:

January                470.42         January            636.02
February               487.39         February           640.43
March                  500.71         March              645.50
April                  514.71         April              654.17
May                    533.40         May                669.12
June                   544.75         June               670.63
July                   562.06         July               639.95
August                 561.88         August             651.99
September              584.41         September          687.31
October                581.50         October            705.27
November               605.37         November           757.02
December               615.93         December           740.74

1997:                                  1998:

January                786.16         January            980.28
February               790.82         February          1049.34
March                  757.12         March             1101.75
April                  801.34         April             1111.75
May                    848.28         May               1090.82
June                   885.14         June              1133.84
July                   954.29         July              1120.67
August                 899.47         August             957.28
September              947.28         September         1017.01
October                914.62         October           1098.67
November               955.40         November          1163.63
December               970.43         December          1229.23


1999:

January               1279.64
February              1238.33
March                 1286.37
April                 1335.18
May                   1301.84
June                  1372.71
July                  1328.72
August                1320.41
September             1282.71
October               1362.93


License Agreement

    We have entered into an agreement with S&P providing us and any of our affiliated or subsidiary companies with a non-exclusive license and, in exchange for a fee, with the right to use the S&P 500 Index, which is owned and published by S&P, in connection with certain securities, including the Notes. The license agreement provides that the following language must be stated in this Pricing Supplement:

    "The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Corporation (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Corporation or the Notes. S&P has no obligation to take the needs of the Corporation or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for, and has not participated in, the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities, of the Notes to be issued or in the determination, or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

    Standard & Poor's ("S&P") does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein. S&P makes no warranty, express or implied, as to results to be obtained by the Corporation, BAS, holders of the Notes, or any other person or entity from the use of the S&P 500 Index or any data included therein in connection with the rights licensed under the license agreement described herein or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties or merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages."

                    DESCRIPTION OF THE NOTES

General

    The Notes are medium-term notes issued as a part of a series of Debt Securities under the Senior Indenture, which is more fully described in the accompanying Prospectus and Prospectus Supplement. The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Notes and Debt Securities set forth under the headings "Description of Notes" in the Prospectus Supplement and "Description of Debt Securities" in the Prospectus. The Notes are "Senior Debt Securities" as defined in the Prospectus. Capitalized terms not otherwise defined below used herein have the meanings ascribed thereto in the accompanying Prospectus and Prospectus Supplement.


The aggregate initial principal amount of Notes to be issued will be $10,000,000. The Notes will mature on November 19, 2004. In the future we may "reopen" the issue of Notes without notice to the holders of the Notes and issue additional S&P 500 Market Indexed Linked Equity Securities Due November 2004. We may also issue additional Debt Securities or other securities with terms similar to those of the Notes, and such issuances may affect the market value of the Notes.

The Notes will be issued in book-entry form only. Except under the limited circumstances described in the accompanying
Prospectus and Prospectus Supplement, notes in certificated form will not be issued.

Interest Payments

    There are no periodic payments of interest on the Notes prior to maturity.

Total Repayment

     On the Maturity Date, holders will receive the principal amount of the Notes plus the Supplemental Redemption Amount, if any. The Supplemental Redemption Amount will be equal to the Participation Rate multiplied by the product of (1) the principal amount of the Notes and (2) a fraction the numerator of which shall be the Ending S&P Index Value minus the Starting S&P Index Value and the denominator of which shall be the Starting S&P Index Value. However, in no event shall the Supplemental Redemption Amount be less than zero.

     The Starting S&P Index Value equals 1396.06. The Ending S&P Index Value will be determined by the Calculation Agent and will equal the arithmetic mean of the S&P Index Values on each of the Valuation Dates, or if any such day is not a Trading Day, on the next Trading Day. If a Market Disruption Event has occurred on any Valuation Date, the applicable S&P Index will be the S&P Index Value on the first Trading Day following that Valuation Date on which a Market Disruption Event has not occurred. If a Market Disruption Events occurs on each of the first four Business Days following the original Valuation Date, then the S&P Index Value will equal the closing value of the S&P 500 Index on the Trading Date immediately following the fourth Business Day, regardless of whether a Market Disruption Event occurs on such Trading Day.

Miscellaneous Definitions

    A "Trading Day" is defined as a Business Day on which trading is generally conducted on the New York Stock Exchange, the American Stock Exchange, Inc., NASDAQ NMS, the Chicago Mercantile Exchange, the Chicago Board of Options Exchange and the over-the-counter market for equity securities in the United States.

    "Business Day" with respect to the Notes means any day that is neither a Saturday, a Sunday nor a day on which the New York Stock Exchange, the American Stock Exchange, NASDAQ NMS, any other national securities exchange, or banking institutions or trust companies in New York, New York or Charlotte, North Carolina are authorized or obligated by law or executive order to close.

    "Market Disruption Event" means, with respect to the S&P 500
Index: (i) a suspension, absence or material limitation of trading of 100 or more of the securities included in the S&P 500 Index on the primary market for such securities for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the S&P 500 Index during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and (ii) a determination by the Calculation Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Corporation or any of its affiliates to unwind all or a material portion of any hedge with respect to the Notes.

Total Repayment-Examples

The following table illustrates, for a range of hypothetical Ending S&P Index Values, (i) the total amount payable at maturity for each $1,000 principal amount of Notes, (ii) the total rate of return to holders of Notes and (iii) the pre-tax annualized rate of return to holders of Notes:

                            Supplemental                          Annualized
Starting S&P    Ending S&P   Redemption       Total       Total     Rate of
Index Value    Index Value    Amounta*      Repayment    Return    Return**
------------   -----------  ------------   -----------  --------  -----------

  1396.06         2792.12     $870.00        $1870.00     87.00%    12.92%
  1396.06         1396.06        0.00         1000.00      0.00%     0.00%
  1396.06          698.03        0.00         1000.00      0.00%     0.00%
_________________
* 87% of (1) the principal amount multiplied by (2) a fraction the numerator of which is the amount by which the Ending S&P
Index Value exceeds the Starting S&P Index Value and the denominator of which is the Starting S&P Index Value.
** Calculated on a semi-annual basis. Represents a pre-tax return.

Market Disruption

    If any Valuation Date is not a Trading Day or is a Trading Day on which a Market Disruption Event occurs (a "Non-Trading Day"), then such Valuation Date will instead be the next Trading Day. If the next Trading Day would occur after the original stated Maturity Date, the maturity of the Notes will be extended until such next Trading Day.

Events of Default and Acceleration

    Upon the occurrence of an Event of Default with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes.

     In case an Event of Default, as defined in the Senior Indenture, with respect to the Notes shall have occurred and be continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the Senior Indenture will equal the principal amount of the Notes plus the Supplemental Redemption Amount, if any, calculated as though the date of early repayment was the Maturity Date of the Notes and the day five days earlier was the date the Ending S&P Index Value was to be determined.

Discontinuance of the S&P 500 Index; Alteration of Method of
Calculation

    If S&P discontinues publication of the S&P 500 Index and S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, is comparable to the discontinued S&P 500 Index (such index being referred to herein as a "Successor Index"), then the relevant S&P Index Value shall be determined by reference to the Successor Index at the close of trading on the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market ("NASDAQ NMS") or the relevant exchange or market for the Successor Index on any relevant Valuation Date.

    Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent shall immediately notify the Corporation and the Trustee, and the Trustee shall provide written notice thereof to the holders of the Notes within three Trading Days of such selection.

    If S&P discontinues publication of the S&P 500 Index prior to, and such discontinuance is continuing on, any Valuation Date and the Calculation Agent determines that no Successor Index is available at such time, then on such Valuation Date the Calculation Agent shall determine the S&P Index Value. The S&P Index Value shall be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Valuation Date of each security most recently comprising the S&P 500 Index. If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the S&P 500 Index, such Successor Index or value will be substituted for the S&P 500 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

    If at any time the method of calculating the S&P 500 Index or a Successor Index, or the value thereof, is changed in a material respect, or if the S&P 500 Index or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P 500 Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York City on any Valuation Date, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the S&P 500 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the S&P Index Value with reference to the S&P 500 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g. due to a split in the index), then the Calculation Agent shall adjust such index in order to arrive at a value of the S&P 500 Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Same-Day Settlement and Payment

     The Notes will be delivered in book-entry form only through The Depositary Trust Company against payment by purchasers of the Notes in immediately available funds. We will make payments of principal and any Supplemental Redemption Amount in immediately available funds so long as the Notes are maintained in book-entry form.


       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers who are "United States Holders," as defined below, and who hold Notes as capital assets and does not deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, persons holding Notes as a hedge, a position in a "straddle" or as part of a "conversion" transaction for tax purposes, persons who are required to mark-to-market for tax purposes or persons whose functional currency is not the U.S. dollar. This discussion assumes that the Notes constitute true indebtedness for United States federal income tax purposes. If the Notes did not constitute true indebtedness, the tax consequences described below would be materially different.

    Persons considering the purchase of the Notes must consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other jurisdiction.

    As used herein, the term "United States Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) an entity which is a corporation or a partnership for United States federal income tax purposes created or organized in or under the laws of the United States or of any State thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of the Notes is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be United States Holders.

Accruals of Original Issue Discount ("OID") on the Notes

    The Notes will be treated as "contingent payment debt instruments" for United States federal income tax purposes subject to taxation under the "noncontingent bond method." As a result, the Notes will generally be subject to the OID provisions of the Code and the Treasury regulations issued thereunder. Pursuant to such Treasury regulations, a United States Holder will be required to report OID or interest income based on a "comparable yield" and a "projected payment schedule" as described below, established by the Corporation for determining interest accruals and adjustments in respect of a Note. A United States Holder which does not use the "comparable yield" and/or follow the "projected payment schedule" to calculate its OID and interest income on a Note must timely disclose and justify the use of other estimates to the Internal Revenue Service.

    A "comparable yield" with respect to a contingent payment debt instrument generally is the yield at which the issuer could issue a fixed rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). For example, if a hedge is available, the comparable yield is the yield on the synthetic fixed rate debt instrument that would result if the hedge is integrated with the contingent payment debt instrument. If a hedge is not available, but similar fixed rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield in the sum of the value of the benchmark rate on the issue date and the spread.

    A "projected payment schedule" with respect to a contingent payment debt instrument is generally a series of expected payments the amount and timing of which would produce a yield to maturity on such debt instrument equal to the comparable yield.

    The "comparable yield" and "the projected payment schedule" may be obtained by contacting John E. Mack, Senior Vice President, Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-23-01, Charlotte, North Carolina 28255. Telephone: 704/386-5972. Investors should be aware that this information is not calculated or provided for any purposes other than the determination of a United States Holder's interest accruals and adjustments in respect of the Notes. The Corporation makes no representations regarding the actual amounts of payments on the Notes.

    Based on the comparable yield and the issue price of the Notes, a United States Holder of a Note (regardless of accounting method) will be required to accrue as OID the sum of the daily portions of interest on the Note for each day in the taxable year on which the holder held the Note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note (as set forth below). The daily portions of interest in respect of a Note are determined by allocating to each day in an accrual period the ratable portion of interest on the Note that accrues in the accrual period. The amount of interest on a Note that accrues in an accrual period is the product of the comparable yield on the Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Note at the beginning of the accrual period. The adjusted issue price of a Note at the beginning of the first accrual period will equal its issue price and for any accrual period thereafter will be (x) the sum of the issue price of such Note and any interest previously accrued thereon by a holder (disregarding any positive or negative adjustments) minus (y) the amount of any projected payments on the Note for previous accrual periods. Because of the application of the OID rules, it is possible that a United States Holder of a Note would be required to include interest income or OID in excess of actual cash payments received for certain taxable years.

    A United States Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over projected payments) in respect of a Note for a taxable year. A negative adjustment (i.e., the excess of projected payments over actual payments) in respect of a Note for a taxable year () will first reduce the amount of interest on the Note that a United States Holder would otherwise be required to include in income in the taxable year and () to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess as does not exceed the excess of () the amount of all previous interest inclusions under the Note over () the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the Note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (i) and (ii) will be carried forward to offset future interest income on the Note or to reduce the amount realized on a sale, exchange or retirement of the Note. Where a United States Holder purchases a Note at a price other than the issue price thereof, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and allocated to the daily portions of interest or projected payments with respect to the Note over its remaining term.

Sale, Exchange or Retirement

    Upon a sale, exchange or retirement of a Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder's tax basis in the Note. A United States Holder's tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the Note (disregarding any positive or negative adjustments) and decreased by the amount of all prior projected payments in respect of the Note. A United States Holder generally will treat any gain as interest income, and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss (depending upon the United States Holder's holding period for the Note).

Backup Withholding and Information Reporting

    The Corporation will report to its United States Holders and to the Internal Revenue Service (the "Service") the amount of "reportable payments" (which includes the amount of OID which accrues during each calendar year) and the amount of tax withheld, if any, with respect to the Notes. Under the backup withholding rules, a United States Holder may be subject to backup withholding at the rate of 31% with respect to interest on, or proceeds from the sale, exchange, or retirement of, a Note unless such holder () is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or () provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A United States Holder that does not provide the Corporation with its correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the United States Holder's income tax liability and may entitle the Holder to a refund, provided the required information is provided to the Service. Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 2000, consolidate and modify the current certification requirements and means by which a holder generally may claim exemption from the United States federal income tax withholding and provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All United States Holders should consult their tax advisors regarding the application of the Final Withholding Regulations.